June 21, 2005



Mr. Marcel de Groot
Principal Financial Officer
Luna Gold Corp.
475 West Georgia Street
Suite 920
Vancouver, British Columbia, Canada V6B 4M9


	Re:	Luna Gold Corp.
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed April 14, 2005
      Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
      Filed May 16, 2005
		Response Letter Dated May 26, 2005
      File No. 333-41516


Dear Mr. de Groot:

      We have reviewed your response letter and have the following comment. We have limited our review of your filings to the issue we have addressed in our comment. Please provide a written response to our comment and be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements, page 33

Report of Independent Registered Public Accounting Firm, page 35

1. We note your response to our comment one in our letter dated
May
10, 2005. Based on your specific facts and circumstances, we will not object to the use of a Canadian audit firm. However, if your operations in the United States become significant in the future, we would expect you to engage a U.S. registered public accounting firm, consistent with our position outlined in Section 5.K of the
 "International Reporting and Disclosure Issues in the Division of Corporation Finance" on our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42_69217.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Jenifer Gallagher
	April Sifford
Mr. de Groot
Luna Gold Corp.
June 21, 2005
page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05